January 21, 2009

VIA EDGAR

Linda van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alesco Financial Inc.

Form 10-K for the year ended December 31, 2007

Definitive Proxy Statement on Schedule 14A filed on April 29, 2008

Form 10-Q for the quarter ended September 30, 2008

File No. 001-32026

Dear Ms. van Doorn:

On behalf of our client, Alesco Financial Inc. (the “Company”), we are transmitting for filing the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated December 31, 2008, to Mr. James J. McEntee, III of the Company. For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2007

Item 1 – Business, page 11

1.

You disclose that your manager performs certain legal, accounting, due diligence tasks, and other services that outside professionals or outside consultants otherwise would perform and that your manager is not paid or reimbursed for the time required to perform such tasks. Please quantify the amount of these services and tell us if the value of these services is recorded in your financial statements. Please refer to SAB Topics 1(B) and 5(T).

Response:

Cohen Brothers, LLC (“Cohen”) is the sole shareholder of Cohen & Company Management, LLC, the Company’s manager. At the time the Company was formed in 2006, Cohen already was operating a significant asset management business. Cohen had in-house personnel capable of providing some of the types of services that a new company might otherwise obtain from outside professionals, including legal, accounting and asset due diligence services. As part of the negotiations of the management agreement, the parties agreed that Cohen would make its in-house personnel available to the Company as part of the management services to be provided under the management agreement in consideration of the base management fee payable under the management agreement. Accordingly, the Company is not required to separately reimburse

Securities and Exchange Commission

January 21, 2009

Cohen for those services. In future filings, the Company will clarify that such services are part of the services being provided to the Company in consideration of the management fees.

For the year ended December 31, 2007, the Company incurred $5.9 million of base management fees and $0.4 million of incentive management fees under the management agreement. However, the Company was not required to pay these fees to its manager because they were more than offset by the $15.5 million of CDO management fees incurred by the Company’s consolidated CDO entities, which are also managed by Cohen. The Company’s management agreement with its manager provides that the base and incentive management fees payable thereunder will be offset by fees paid to Cohen by the CDO issuers in which the Company invests in order to ensure that Cohen and its affiliates are not paid twice for managing the Company’s assets.

Item 9A - Controls and Procedures, page 89

2.

Please clarify whether management’s assessment of the effectiveness of your internal control over financial reporting was that they are effective and if so, confirm that you will include a clear statement in the future as to whether or not the internal controls are effective or ineffective.

Response:

The Company confirms that its management concluded that the Company’s internal controls over financial reporting were operating effectively at December 31, 2007. In future filings, the Company will include a clear statement as to whether or not the internal controls over financial reporting are effective or ineffective.

Consolidated Statements of Income (Loss), page F-4

3.

We note that you present a subtotal titled “Income before interest and other income, minority interest and taxes” on the face of your statements of income. In future filings please remove this subtotal and present all operating expenses together.

Response:

The captions presented below the subtotal titled “Income before interest and other income, minority interest and taxes” are comprised of non-operating amounts that are described in paragraphs 210.5-03(b)7 and 210.5-03(b)9 of Regulation S-X. In future filings, the Company will remove this subtotal and present the amounts under a heading titled “Non-operating Income and Expenses.”

Consolidated Statements of Stockholders’ Equity (Deficit), page F-6

4.

You disclose that you purchased minority interest preference shares in 2007 which resulted in a debit to APIC in an amount of $4.7 million. Please provide us with details of this transaction, how you accounted for it, and the accounting guidance that you relied upon to determine the appropriate accounting treatment.

Response:

During the three-months ending December 31, 2007, the Company purchased a net $4.7 million of additional TruPS CDO preference shares of entities in which the Company already held a

Securities and Exchange Commission

January 21, 2009

majority of the preference shares. The Company acquired these additional shares in open market transactions from unrelated third parties. The Company consolidated the CDO entities in accordance with Financial Accounting Standard Board (“FASB”) Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”) both before and after giving effect to the purchases of the additional preference shares. The Company accounts for preference shares of consolidated CDOs held by third parties as minority interests. The Company accounted for the purchases as capital stock transactions in accordance with Emerging Issues Task Force Issue No. 86-32, “Early Extinguishment of a Subsidiary’s Mandatorily Redeemable Preferred Stock” (“EITF 86-32”).

The Discussion section of EITF 86-32 states:

“The Task Force reached a consensus that the enterprise’s acquisition of a subsidiary’s mandatorily redeemable preferred stock should be accounted for as a capital stock transaction. Accordingly, the consolidated entity would not recognize in its income statement any gain or loss from the acquisition of the subsidiary’s preferred stock.”

The consensus in EITF 86-32 was partially nullified by Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). However, the Status section of EITF 86-32 further states:

“If the stock contains a redemption feature but is not considered a mandatorily redeemable financial instrument under Statement 150, the consensus in this Issue still applies.”

The CDO preference shares which the Company purchased are redeemable only upon the liquidation of the CDO entity; therefore, the Company has concluded that in accordance with SFAS 150, CDO preference shares are not a mandatorily redeemable financial instrument. Since the CDO preference shares are not a mandatorily redeemable financial instrument, the Company recorded the purchases as a capital stock transaction in accordance with EITF 86-32. The carrying value of the minority interests acquired was zero at the time of acquisition and therefore, the Company recorded the transaction price paid as an adjustment to stockholders’ equity.

Note 2: Summary of Significant Accounting Policies, page F-9

5.

We note that on page 39 you discuss your obligation to reacquire loans under certain circumstances. Please tell us what consideration you gave to disclosing your accounting policies related to this obligation for transfers accounted for both as sales and financings under SFAS 140.

Response:

During the three-months ended June 30, 2007, the Company completed its only residential mortgage loan securitization. In connection with the securitization transaction, the Company purchased all of the $65.2 million of subordinated notes and residual interests (i.e., first risk loss position) included within the securitization entity’s capital structure. As a result of the Company’s continuing involvement with the approximately $1.1 billion of transferred residential mortgage loans, the Company did not account for the transaction as a sale and the Company continues to include the residential mortgage loans within its consolidated financial statements. The Company would like to respectfully bring to the Staff’s attention that the Company also consolidates the securitization entity pursuant to FIN 46(R) and the related financing transaction eliminates in consolidation. In future filings, the Company will clarify the disclosure to

Securities and Exchange Commission

January 21, 2009

distinguish between a legal repurchase of assets versus a purchase as defined by U.S. generally accepted accounting principals. As of the current date, the Company has not completed a legal repurchase of any of these residential mortgage loans from the securitization entity.

Note 4: Loans, page F-19

6.

We note that you record all of your loans at amortized cost. Please tell us how you determined as of December 31, 2007 and September 30, 2008 that you had the intent and ability to hold these loans receivable for the foreseeable future or until maturity. Please tell us how you considered your current financial condition and liquidity demands, your current business plan, the current economic environment and related market conditions, and your past practices when making this determination. Please specifically address the fact that you sold approximately $516.2 million of adjustable rate residential mortgages at realized losses of $2.0 million in the year ended December 31, 2007 and recorded realized losses on the sale of leveraged loans and your residential mortgage portfolio in amounts of $1.4 million and $1.8 million, respectively, in the nine months ended September 30, 2008; please tell us the reasons for these sales and how the sales affected your conclusions regarding your remaining loans. For reference, please see SFAS 65 and SOP 01-6.

Response:

The Company’s primary strategic objective is to hold its loan receivables to maturity and generate net investment income. In making a determination of its ability and intent to hold these loans, the Company primarily considers the term of its financing arrangements, potential for margin calls or other types of capital requirements that could impact its liquidity position, and its ability to maintain its REIT status. As of December 31, 2007 and September 30, 2008, the Company had approximately $1.9 billion and $1.8 billion, respectively, of investments in loan receivables recorded in its consolidated financial statements.

As of December 31, 2007, approximately 99.5% of the Company’s residential mortgage loans and 100% of the Company’s leveraged loans were financed on a long-term basis. The remaining portion of the portfolio is not subject to any financing arrangements. These financing arrangements do not subject the Company to potential margin calls or potential recourse obligations in excess of its initial first loss investment. The residential mortgage loans were financed on a long-term basis through an on-balance sheet securitization vehicle and the average contractual maturity of the financing was March 2017. At that time, the Company’s investments in this residential mortgage loan portfolio were, and, currently for the foreseeable future, the Company’s investments continue to be, integral to ensuring its compliance with the REIT asset and income tests.

As of December 31, 2007, the Company had $837 million of investments in leverage loans, of which $661 million were financed on a long-term basis through CLOs and the remaining $176 million were financed through an on-balance sheet warehouse facility. The average contractual maturity of the CLO financing is February 2013 and the warehouse facility matures in May 2009. At the time the 2007 financial statements were filed, it was the Company’s intention and belief that the existing warehouse arrangement would be refinanced into a long term securitization vehicle, or that the Company would obtain another means of long-term financing for the warehoused assets.

During the three-months ended March 31, 2007, the Company made the decision to sell $516.2 million of residential mortgage loans. The sale of the residential mortgage loans resulted from

Securities and Exchange Commission

January 21, 2009

management’s determination that the Company no longer needed to hold these investments in order to ensure compliance with the REIT requirements. As noted above, the Company securitized the remaining portion of its residential mortgage loan portfolio in the following quarter with the intent to hold these loans for investment purposes to ensure its continued compliance with the REIT requirements. Based on the reasons stated above, at each reporting period in 2007 and 2008, the Company concluded that it had the ability and intent to hold its loan receivables for the foreseeable future or until maturity.

As of September 30, 2008, approximately 99.8% of the Company’s residential mortgage loans remained financed in the residential mortgage loan securitization discussed above. As of September 30, 2008, approximately 80.3% of the Company’s leveraged loan investments were financed on a long-term basis through CLOs and the remaining 19.7% were financed through an on-balance sheet warehouse facility that matures in May 2009. Based on the same reasons as stated above, at each reporting period in 2007 and 2008, the Company concluded that it had the ability and intent to hold its loan receivables for the foreseeable future or until maturity. In determining the intent and ability to hold the loans, the Company considered its past practices regarding disposition of loans, in particular the sale of certain leveraged loans and residential mortgage loans during the nine months ended September 30, 2008. These sales occurred due to borrower credit related changes that were identified in the same period in which the sales were executed.

Note 7: Minority Interests, page F-28

7.

Based on your statement of cash flows and your footnote, it appears that you paid cash in an amount of $12.9 million for additional CDO investments. Please provide us with more details regarding these acquisitions and the accounting guidance that you relied upon to determine the appropriate accounting treatment.

Response:

During the year ending December 31, 2007, the Company purchased a net $12.9 million of additional TruPS CDO preference shares of entities in which the Company already held a majority of the preference shares. The Company acquired these additional shares in open market transactions from unrelated third parties. The Company consolidated the CDO entities in accordance with FIN 46(R) both before and after giving effect to the purchases of the additional preference shares. The Company accounts for preference shares of consolidated CDOs held by third parties as minority interests. The Company accounted for the purchases as capital stock transactions in accordance with EITF 86-32.

The Discussion section of EITF 86-32, “Early Extinguishment of a Subsidiary’s Mandatorily Redeemable Preferred Stock” (EITF 86-32) states:

“The Task Force reached a consensus that the enterprise’s acquisition of a subsidiary’s mandatorily redeemable preferred stock should be accounted for as a capital stock transaction. Accordingly, the consolidated entity would not recognize in its income statement any gain or loss from the acquisition of the subsidiary’s preferred stock.”

The Status section of EITF 86-32 further states:

Securities and Exchange Commission

January 21, 2009

“If the stock contains a redemption feature but is not considered a mandatorily redeemable financial instrument under Statement 150, the consensus in this Issue still applies.”

The CDO preference shares which the Company purchased are redeemable only upon the liquidation of the CDO entity; therefore, the Company has concluded that in accordance with FASB 150, CDO preference shares are not a mandatorily redeemable financial instrument. Since the CDO preference shares are not a mandatorily redeemable financial instrument, the Company recorded the purchases as a capital stock transaction in accordance with EITF 86-32.

Note 8: Stock-Based Compensation, page F-29

8.

You disclose that you re-measure the value of any earned and unvested shares of common stock granted to the officers and key employees of Cohen at each reporting date. Please tell us how you determined that this was the appropriate accounting for such shares of stock and provide us with your analysis under EITF 96-18.

Response:

In accordance with Issue 1 of EITF 98-16, the Company measures the fair value of restricted shares granted to the officers and key employees of Cohen as of the earlier of the date at which the counterparty’s (i.e., officer or key employee of Cohen) performance is completed or a performance commitment has been reached. The Company’s restricted share awards do not have disincentives for nonperformance other than forfeiture of the award by the counterparty and therefore, the Company measures the fair value of the award when the performance is completed by the counterparty. Pursuant to Issue 2 of EITF 98-16, the Company recognizes an expense in the same period in which services are provided. In the event that an officer or key employee of Cohen no longer provides services to the Company and the award is not forfeited, the Company recognizes expense for the remaining portion of the unvested shares on that date. The restricted share awards vest on a quarterly basis (not necessarily calendar quarter end) over a three year period. In the event that restricted shares do not vest on a calendar quarter end, the Company recognizes expense in accordance with Issue 3 of EITF 98-16.

Exhibits 31.1 and 31.2

9.

In future filings please ensure that you provide the exact form of the certification as set forth in Item 601(b)(31) of
Regulation S-K. For example, we note that in paragraph 4(d), “registrant’s fourth fiscal quarter” should be revised to “registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report).”

Response:

In future filings, the Company will provide the exact form of the certification as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Names of Directors and Biographical Information, page 7

Securities and Exchange Commission

January 21, 2009

10.

We note that you have not provided disclosure regarding Mr. Ullom’s employment experience from 2000 through 2005 in accordance with Item 401 of Regulation S-K. Please include this disclosure in future filings and tell us how you intend to comply.

Response:

For the Staff’s information, Mr. Ullom was employed at E*TRADE Global Asset Management, or ETGAM, from January 2000 to November 2007. Mr. Ullom held various senior positions at ETGAM, including Senior Portfolio Manager, Vice President and Executive Vice President. In his capacity as Executive Vice President, he supervised all of ETGAM’s investment activities in mortgage-backed securities and other asset backed securities, mortgage loans, commercial lending, municipal securities, trust preferred securities, derivative products and collateralized debt obligation businesses. The Company will include this disclosure relating to Mr. Ullom’s business experience in future filings.

Executive Officers, page 11

11.

We note your disclosure that Mr. Carr worked for Arthur Andersen and KPMG from 1999 through 2006. In future filings please disaggregate this information and specifically state when Mr. Carr worked at each entity. Please tell us how you intend to comply.

Response:

For the Staff’s information, Mr. Carr worked for Arthur Andersen LLP as an associate from September 1999 to May 2002, and for KPMG LLP as a senior associate from May 2002 to June 2004 and as a manager from June 2004 to April 2006. In future filings, the Company will disaggregate the information pertaining to Mr. Carr’s employment at Arthur Andersen LLP and KPMG LLP as described in the preceding sentence.

Compensation Discussion and Analysis, page 12

12.

You state that you may benchmark your compensation program to comparative companies. If you used benchmarks, please tell us the companies included in the peer group. Similar disclosure should be included in future filings. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. Please tell us how you intend to comply.

Response:

The Company has not benchmarked its compensation program to comparative companies. If the Company decides to use benchmarks in the future, it will include the disclosure required under Item 402(b)(2)(xiv) of Regulation S-K as well as the disclosure requested in the Staff’s comment.

Equity-Based Compensation, page 13

13.

Please tell us the specific items of corporate and individual performance that are taken into account in determining equity-based compensation awards. Also, tell us the reasons behind the material differences in the amounts awarded to the individual officers. Similar disclosure should

Securities and Exchange Commission

January 21, 2009

be provided future filings. Alternatively, tell us why you believe that disclosure of these targets is not required. Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).

Response:

In determining the individual amounts of restricted stock awards granted to management in 2007, the compensation committee of the Company’s board of directors considered a variety of factors. As disclosed in the proxy statement, these factors include the individual’s position, the individual’s contribution to the Company’s performance and the recommendation of the manager and executive officers. The compensation committee had not pre-established specific performance targets or formulae for determining the aggregate or individual equity awards in 2007. Rather, the committee focused on the factors described above in making its determinations. The 2007 awards were made in May of that year and were reported in a Form 8-K filed on May 30, 2007. The awards were intended to incentivize the future performance of the management team and the three year vesting of the share awards was designed to provide an appropriate future incentive element. As described in the proxy statement, the compensation committee believes that an equity-based compensation is particularly appropriate for the Company since the Company is a real estate investment trust (“REIT”). REIT regulations require the Company to pay at least 90% of the Company’s earnings to stockholders as dividends. As a result, the Company believes that its stockholders are principally interested in receiving attractive risk-adjusted dividends and growth in dividends and book value.

The material differences among individual awards are primarily based on the individual’s position, with larger amounts going to the most senior personnel. The Company believes that is a customary approach in awarding equity compensation amounts. The individual awards were not set based upon any pre-established formulae or performance targets. The Company undertakes to provide an expanded discussion of the reasons for particular equity awards in future filings.

Interest of Certain Persons in Matters to be Acted Upon, page 21

14.	In future filings, please present this disclosure in the manner required by Item 407(e)(4) of Regulation S-K. Please tell us how you intend to comply.

Response:

For the Staff’s information, no member of the Company’s compensation committee is or was formerly an officer or an employee of the Company. In addition, no executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s board of directors or compensation committee, nor has such interlocking relationship existed in the past. In future filings, the Company will provide this disclosure under the caption titled “Compensation Committee Interlocks and Insider Participation” in the manner required by Item 407(e)(4) of Regulation S-K.

Fees Earned by Cohen & Company . . . . , page 32

15.

We note that without the collateral management fee credits, you would have owed your manager $5.9 million and $378,000 in management and incentive fees. We are aware that the term equity as used to determine your base management fee is not the same as stockholders’ equity as defined

Securities and Exchange Commission

January 21, 2009

by GAAP. By using your formulas for both fees, please tell us how your manager’s compensation was determined.

Response:

Equity, for purposes of calculating the Company’s quarterly base management fee, includes the following components: (1) proceeds from equity raises, net of stock buyback activity; less (2) permanent impairments of its investments, net of realized gains on investments. As a result of consolidating CDO entities pursuant to FIN 46(R), the Company’s consolidated financial statements recognize losses on the underlying assets of each CDO despite the fact that the Company has no recourse other than its preference share investment. These losses can be, and in the case of the Company’s MBS portfolio have been, significantly in excess of the Company’s at risk investment in the preference shares of the particular CDO. Therefore, for purposes of calculating the Company’s quarterly base management fee, the Company limits the reduction for investment losses to the amount of its at risk investment.

Net income, for purposes of calculating the Company’s quarterly incentive compensation fee, includes the following: (1) net income per its consolidated GAAP statement of income (loss); plus (2) stock compensation expense; plus (3) investment losses in excess of its at risk investment in the preference shares of the particular CDO (see discussion above); plus or (minus) (4) unrealized (gains) losses on interest rate swap contracts.

Form 10-Q for the quarter ended September 30, 2008

Note 5: Loans, page 17

16.

On page 11 you disclose that a loan is placed on non-accrual status at such time as you believe that scheduled debt service payments may not be paid when contractually due or the loan becomes 90 days delinquent. You also disclose on page 17 that as of September 30, 2008 you had placed $46.2 million of residential mortgage loans on non-accrual status. Additionally, you disclose that as of September 30, 2008 there were 199 residential mortgage loans that were over 90 days delinquent with a principal amount of $77.7 million. Please explain to us why the entire principal amount that is delinquent over 90 days is not on non-accrual status.

Response:

As of September 30, 2008, the Company had placed $77.7 million of residential mortgage loans on non-accrual status. The Company erroneously reported on page 17 that the amount placed on non-accrual was $46.2 million. The Company has assessed the error and determined that the consolidated financial statements, including the notes to the consolidated financial statements, when taken as a whole, fairly present in all material respects the information required to be set forth therein. In arriving at this determination, the Company considered the fact that the correct $77.7 million amount was disclosed within a table in the same note to the consolidated financial statements.

*            *            *            *

On behalf of the Company, we acknowledge as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

Securities and Exchange Commission

January 21, 2009

•

the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have been responsive to the Staff’s comments. Should you require additional information, or if you have any questions about the contents of this letter, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

cc:	James J. McEntee, III—Alesco Financial Inc.

William J. Kane—Ernst & Young LLP